FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi approved in the US for extensive-stage small cell lung cancer

30 March 2020 07:00 BST

Imfinzi approved in the US for extensive-stage small cell lung cancer

Only PD-1/PD-L1 immunotherapy to demonstrate a significant survival benefit in combination with etoposide and a choice of carboplatin or cisplatin chemotherapy

AstraZeneca's Imfinzi (durvalumab) has been approved in the US as a 1st-line treatment for adult patients with extensive-stage small cell lung cancer (ES-SCLC) in combination with standard-of-care (SoC) chemotherapies, etoposide plus either carboplatin or cisplatin (platinum-etoposide).

The approval by the Food and Drug Administration was based on positive results from the Phase III CASPIAN trial showing Imfinzi in combination with SoC platinum-etoposide demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) versus SoC alone.

SCLC is a highly aggressive, fast-growing form of lung cancer that typically recurs and progresses rapidly despite initial response to chemotherapy.1,2

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "The US approval of Imfinzi brings a new medicine to extensive-stage small cell lung cancer patients in urgent need of new options. Imfinzi is the only immunotherapy to show both a significant survival benefit and improved response rate in combination with chemotherapy for these patients, an important step forward in treating this devastating disease."

Jonathan Goldman, MD, Associate Professor of Hematology & Oncology, UCLA Medical Center, Santa Monica, California and a lead investigator in the Phase III CASPIAN trial, said: "Patients with extensive-stage small cell lung cancer continue to face a poor prognosis, and finding new medicines to improve outcomes in this setting has been a formidable challenge. The CASPIAN trial enables clinicians to choose durvalumab in combination with etoposide and either carboplatin or cisplatin, making this an important new 1st-line treatment option for patients that is both effective and well-tolerated."

The Phase III CASPIAN trial had two primary endpoints comparing experimental arms to SoC. In the Imfinzi plus SoC arm, the risk of death was reduced by 27% (equal to a hazard ratio of 0.73; 95% CI 0.59-0.91; p=0.0047), with median OS of 13.0 months versus 10.3 months for SoC alone. Results also showed an increased confirmed objective response rate in the Imfinzi plus SoC arm (68% versus 58% for SoC alone). The safety and tolerability for Imfinzi plus SoC was consistent with the known safety profiles of these medicines. The Imfinzi plus SoC data from the CASPIAN trial were published in The Lancet.3

The second experimental arm testing tremelimumab added to Imfinzi and SoC recently completed, but did not meet its primary endpoint. Details will be presented at a forthcoming medical meeting.

The CASPIAN trial used a fixed dose of Imfinzi (1500mg) administered every three weeks for four cycles while in combination with chemotherapy and then every four weeks until disease progression. As part of a broad development programme, Imfinzi is also being tested following concurrent chemoradiation therapy in patients with limited-stage SCLC in the Phase III ADRIATIC trial with data anticipated in 2021.

Imfinzi received its first approval based on the Phase III CASPIAN trial in Singapore for patients with ES-SCLC in February 2020. Imfinzi in combination with etoposide and either carboplatin or cisplatin is currently under regulatory review for the treatment of ES-SCLC in the 1st-line setting based on the Phase III CASPIAN trial in the EU and Japan.

Small cell lung cancer
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one fifth of all cancer deaths.4 Lung cancer is broadly split into non-small cell lung cancer (NSCLC) and SCLC, with about 15% classified as SCLC.5 About two thirds of SCLC patients are diagnosed with ES-SCLC, in which the cancer has spread widely through the lung or to other parts of the body.6 Prognosis is particularly poor, as only 6% of all SCLC patients will be alive five years after diagnosis.6

CASPIAN
CASPIAN was a randomised, open-label, multi-centre, global, Phase III trial in the 1st-line treatment of 805 patients with ES-SCLC. The trial compared Imfinzi in combination with etoposide and either carboplatin or cisplatin chemotherapy, or Imfinzi and chemotherapy with the addition of a second immunotherapy, tremelimumab, versus chemotherapy alone. In the experimental arms, patients were treated with four cycles of chemotherapy. In comparison, the control arm allowed up to six cycles of chemotherapy and optional prophylactic cranial irradiation. The trial was conducted in more than 200 centres across 23 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint was OS in each of the two experimental arms.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy in the US, Japan, China, across the EU and in many other countries, based on the Phase III PACIFIC trial. Imfinzi is approved for the 1st-line treatment of ES-SCLC in combination with SoC chemotherapy in the US and Singapore. Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and a small number of other countries.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.  Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer, head and neck cancer and liver cancer.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso (osimertinib), and its ongoing Phase III trials ADAURA, LAURA, and FLAURA2.7-9 We are also committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate is in development for metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC including trials in combination with other anticancer treatments.

An extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.10 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II combination trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline.

AstraZeneca's approach to Immuno-Oncology (IO)
Immuno-oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca believes that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed March 2020.

2.   Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? Journal of Oncology Practice, volume 14, issue no. 6 (June 1, 2018) 369-370.

3.   Paz-Ares, L. et al. Durvalumab plus platinum-etoposide versus platinum-etoposide in first-line treatment of extensive-stage small-cell lung cancer (CASPIAN): a randomised, controlled, open-label, phase 3 trial. The Lancet, 2019;394(10212):1929-1939.

4.   World Health Organization. International Agency for Research on Cancer. Available at http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed March 2020.

5.   LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed March 2020.

6.   Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/33776/view-all. Accessed March 2020.

7.   Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.

8.   Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.

9.   Ellison G, et al. EGFR Mutation Testing in Lung Cancer: A Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.

10.  Pakkala, S, et al. Personalized Therapy for Lung Cancer: Striking a Moving Target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp

Company Secretary

AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary